Exhibit 12.1

TABULA RASA HEALTHCARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

	Six Months Ended	Fiscal Year Ended December 31,
	June 30, 2017	2016	2015	2014

Earnings (Loss):
Net loss before income taxes	$(4,085)	$(5,709)	$(2,536)	$(1,516)
Add: Fixed charges	456	4,935	6,124	1,529
Earnings (loss)	$(3,629)	$(774)	$3,588	$13

Fixed charges:
Interest expensed on short-term borrowings and long-term debt	$107	$3,209	$3,767	$1,095
Amortization of deferred financing costs and debt discounts	46	1,279	2,148	259
Estimate of interest within rent expense(1)	303	447	209	175
Total fixed charges	$456	$4,935	$6,124	$1,529

Fixed charges and fixed charge ratio
Earnings (deficiency) to fixed charges	$(4,085)	$(5,709)	$(2,536)	$(1,516)
Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A

(1)  Estimate of interest within rent expense is calculated under the assumption that one-third of rent expense is representative of interest costs which is a reasonable approximation of the interest factor.